

Don Mastrangelo · 3rd

Founder | CEO at Parlay Cafe

Temecula, California · 500+ connections · **Contact info**

 **Parlay Cafe**

Experience



Founder | CEO

Parlay Cafe

Jan 2019 – Present · 1 yr 4 mos

Temecula, CA

Parlay Café provides a unique environment that enables members and guests to work alone, meet others, and attend gatherings or events. Business professionals can purchase an hourly, daily, monthly or annual pass.

Additionally, there are several private meeting and conference rooms available that accommodate up to 45 people, as well as mobile phone pods that provide a soundproof environment for private cell phone calls. A full-service espresso bar in the lobby is open to the public for coffee drinks and light fare. **...see mor**

 **Parlay Café**



Founder

Jacked Up Footwear

Dec 2018 – Present · 1 yr 5 mos

Murrieta, CA USA

Sandals for People with Leg Length Discrepancy (LLD)

www.JackedUpFootwear.com

...see mor



**JACKED UP
FOOTWEAR_FF-01.jpg**



Vice President, Local and Channel Sales
WorkWave
Nov 2016 – Nov 2017 · 1 yr 1 mo
Murrieta, CA

After GPS Heroes was acquired by WorkWave I stayed on as VP, Local and Channel Sales for one year to ensure a smooth transition.



President
GPS Heroes
Jun 2008 – Nov 2016 · 8 yrs 6 mos
Murrieta, CA

GPS Tracking for Family, Fun and Fleet. Don founded GPS Heroes in 2008, turned a small start-up into a nationwide enterprise. Partnered with Verizon Wireless B2B and Retail teams, grew to have a strong recurring revenue base across the US. Sold to WorkWave November 2016.



Best-Selling Author
Ready, Set, Sell! How to Get From ZERO to Sales HERO in 90 Days
Sep 2007 – Jan 2015 · 7 yrs 5 mos
Honolulu, Hawaii

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Skills & Endorsements

Sales · 39

Endorsed by **Russ DeVan and 3 others who are highly skilled at this**

Start-ups · 33

John McCabe and 32 connections have given endorsements for this skill

Management · 23

Endorsed by **Chris, Showalter, who is highly skilled at this**

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